August 10, 2016

Atlas Air Worldwide Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 22, 2016

File No. 001-16545

Dear Ms. Nicholson:

On behalf of Atlas Air Worldwide Holdings, Inc. (the “Company”), this letter responds to the letter dated August 5, 2016 (the “Comment Letter”), from the U.S. Securities and Exchange Commission (the “Commission”) to the Company, providing comments of the staff of the Division of Corporation Finance, Office of Transportation and Leisure of the Commission (the “Staff”) on the preliminary proxy statement on Schedule 14A (the “Preliminary Proxy Statement”), filed by the Company with the Commission on July 22, 2016.

Concurrently with this response letter, the Company is filing with the Commission an amendment to the Preliminary Proxy Statement (the “Amendment”), which includes revisions made in response to the Staff’s comment set forth in the Comment Letter. We have enclosed for your convenience four clean copies of the Amendment and four copies of the Amendment that have been marked to show changes made to the originally filed Preliminary Proxy Statement.

The numbered paragraphs and headings below correspond to the paragraphs and headings set forth in the Comment Letter. The Staff’s comment is set forth in bold, followed by the Company’s response to the comment. The page numbers in the response refer to pages in the marked copy of the Amendment.

Vesting of Warrant-B, page 10

1.	We note your disclosure regarding the vesting of warrant shares each time Amazon and its affiliates have paid a “specified amount” to the company and its affiliates in connection with certain transactions during the term of the Air Transportation Services Agreement, or after the agreement has been terminated. Please revise to disclose such specified amounts. Refer to Item 11(b) of Schedule 14A and Item 202(c) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page 11 of the Amendment.

* * *

The Company’s acknowledgment of the statements for which you requested acknowledgment in the Comment Letter is set forth in Annex A to this letter. Please contact me at (212) 474-1876 with any questions or comments you may have regarding the Preliminary Proxy Statement or this letter. Electronic mail transmissions may be sent to me at dzoubek@cravath.com and facsimile transmissions may be sent to my attention at (212) 474-3700.

Very truly yours,

/s/ Damien R. Zoubek

Damien R. Zoubek

Ms. Laura Nicholson

    Special Counsel, Office of Transportation and Leisure

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Via EDGAR and Federal Express

Copies to:

Mr. John Stickel

    Office of Transportation and Leisure

        U.S. Securities and Exchange Commission

            Division of Corporation Finance

                100 F Street, N.E.

                    Washington, D.C. 20549

Mr. Adam R. Kokas

    Executive Vice President, General Counsel, Chief Human Resources Officer & Secretary

        Atlas Air Worldwide Holdings, Inc.

            2000 Westchester Avenue

                Purchase, N.Y. 10577

Annex A

On behalf of Atlas Air Worldwide Holdings, Inc. (the “Company”) and in connection with the filing of the amendment to the preliminary proxy statement (the “Proxy Statement”) filed by the Company with the Securities and Exchange Commission (the “Commission”), the Company hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Adam R. Kokas

Adam R. Kokas

Executive Vice President, General Counsel,

Chief Human Resources Officer & Secretary

Atlas Air Worldwide Holdings, Inc.

Date: August 10, 2016